September 29, 2003 Report to Shareholders

Pacific Rim Mining Corp. (the “Company”) is pleased to provide the following update on its activities during and subsequent to the Company’s first quarter of fiscal 2004 (May 1, 2003 to July 31, 2003). Pacific Rim focused on advancing its El Salvador gold projects during the quarter with the continuation of the Company’s step-out and scout drilling program at its flagship El Dorado project and the first ever exploration drilling on the neighboring La Calera project.

Results generated during and subsequent to the first quarter of fiscal 2004 from both the El Dorado and La Calera drill programs are outlined below. Tom Shrake, CEO, states “Pacific Rim is very pleased with the results we have generated from both the El Dorado and La Calera drill programs to date. At El Dorado, recent step-out drilling around the currently outlined resource on the Minita vein has resulted in an expansion of the dimensions of the gold mineralized chute, and extended the vertical dimension of the high-grade zone by 100 meters. Additionally, a number of new, high quality vein targets were recently discovered in the North District of the project that we are currently drill testing. At La Calera, our drilling has resulted in the discovery of two mineralized structures that represent a potentially bulk-mineable gold target. The viability of La Calera requires the discovery of additional mineralization. La Calera requires additional surface exploration, including geophysics, prior to continuation of drilling. Future drilling will utilize a reverse circulation rig. In the interim, both diamond drill rigs under contract to the Company will be drilling on the El Dorado project: scout drilling the new North District targets, and definition drilling in anticipation of an updated resource calculation for the project, to be completed this fall.”

“Pacific Rim’s goal,” Mr. Shrake continues, “is to become a highly profitable, intermediate level gold producer. We believe our El Dorado project has the potential to help us achieve this goal.”

El Dorado Exploration

The results from 54 holes drilled by Pacific Rim at the El Dorado project (P02-203 through P03-256) have been released to date, 24 of which were made available since the Company’s 3rd quarterly report of fiscal 2003. These new results are tabulated below. Earlier results were presented in previous Pacific Rim quarterly reports and news releases.

Hole No.	Vein Tested	Country Grid Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-233	S. Minita, Portrero	300996 / 534440	264/50	62.45 127.0	62.7 127.55	0.25 0.55	0.23 0.42	14.58 6.84	158.0 45.0
P03-234	N. Rosario	301313 / 534313	70/70	119.05 139.35 142.7	119.35 140.15 143.45	0.3 0.8 0.75	0.17 0.28 0.38	7.26 9.18 8.01	35.0 58.0 17.0
P03-235	S. Minita, Portrero	300813 / 534458	260/50	71.5 311.1 316.3	71.95 311.7 317.45	0.45 0.6 1.15	0.34 0.55 0.0.56	11.78 12.88 6.74	10.0 140.0 32.0
P03-236	S. Coyotera	303297 / 533417	270/50	373.0	373.75	0.75	0.61	6.03	31.0
P03-237	N. Coyotera	304563 / 533726	290/74	No significant intercepts
P03-238	N. Coyotera	304695 / 533745	305/65	No significant intercepts
P03-239	North Coyotera	304723 / 533906	305/62	275.85	276.2	0.35	0.2	6.16	24.0

Hole No.	Vein Tested	Country Grid Northing/Easting	Drill hole azimuth/dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P03-240	Central Coyotera	304313 / 533309	110/55	279.0	279.2	0.2	0.15	15.37	200.0
P03-241	Central Coyotera	304258 / 533311	110/59	242.1	244.1	2.0	1.53	7.52	111.0
P03-242	Central Coyotera	304240 / 533269	110/55	260.4	265.7	5.3	3.41	6.20	68.0
P03-243	Central Coyotera	304368 / 533310	110/55	306.05	307.15	1.1	0.71	7.59	22.0
P03-244	Central Coyotera	304423 / 533338	110/55	311.85 320.35	316.2 327.95	4.35 7.60	2.50 4.90	9.30 7.39	27.0 54.0
P03-245	South Minita	301376 / 534098	090/60	221.45 286.8	225.05 288.0	3.60 1.20	1.90 0.85	9.49 6.92	70.0 70.0
P03-246	Deep Minita	301656 / 533919	090/67	398.05	404.95	6.90	5.40	10.09	54.0
P03-247	Deep Minita	301699 / 533917	081/63	334.1	339.15	5.05	3.5	7.76	35.0
P03-248	Deep Minita	301760 / 533966	089/70	306.2	307.35	1.15	0.66	6.38	33.0
P03-249	North Minita	301839 / 533959	090/56	186.7	189.4	2.7	2.34	12.64	40.0
P03-250	Deep Minita	301522 / 534008	090/71	305.15	305.85	0.7	0.35	8.22	50.0
P03-251	Deep Minita	301642 / 533964	098/71	369.35	383.45	14.1	9.4	12.29	31.0
P03-252	Deep Minita	301697 / 533917	86/65	359.65	361.8	2.15	1.8	16.34	80.0
P03-253	North Minita	301837 / 533974	115/59	226.1 233.0	226.55 235.45	0.45 2.45	0.3 1.70	6.43 6.61	31.0 31.0
P03-254	North Minita	301756 / 533999	081/49	175.3	178.55	3.25	2.5	7.62	54.0
P03-255	Deep Minita	301656 / 533917	096/71	431.15 443.9	431.8 447.7	0.65 3.8	0.3 2.1	8.16 10.60	46.0 57.0
P03-256	South Minita	301412 / 534046	090/60	214.85 217.95 257.8 276.05	215.05 218.4 258.9 284.8	0.2 0.45 1.1 8.75	0.15 0.3 0.9 3.9	6.02 15.65 50.37 16.89	42.0 117.0 105.0 66.0
Results are based on a cutoff grade of 6.0 g/t gold.

Details of these drill results are available in the Company’s news releases dated March 10, 2003 (NR #03-02), May 23, 2003 (NR #03-04), July 25, 2003 (NR #03-07) and September 22, 2003 (NR #03-10). Results from the Central District scout drilling (holes 233 through 235 above, plus previously released holes 203 through 232) indicate high grade gold over potentially mineable widths in a number of holes. Results from the Coyotera vein drilling (holes 236 through 244 above) produced mixed results.

Results from the ongoing step-out drilling program on the Minita vein (holes 245 through 256 above) are significant in that they have expanded the dimensions of the Minita mineralized chute and extended the vertical range of the Productive Interval by 100 meters. Step-out drilling at the Minita vein continues at present. An updated resource estimate for the El Dorado project, incorporating the results from Pacific Rim’s drilling, is anticipated to be calculated in the fall of 2003. The most recent, pre-Pacific Rim estimate includes an indicated resource at the Minita vein of 799,200 tonnes at an average grade of 13.7 grams per tonne (g/t) gold and 97.9 g/t silver, for a total of 352,700 ounces of gold and 2.5 million ounces of silver (see National Instrument 43-101 Disclosure section of the Management’s Discussion and Analysis).

Pacific Rim’s geologic mapping and surface sampling program in the North District of the El Dorado project has resulted in the identification of a number of significant new veins with a cumulative strike length of 4 kilometers. Surface sampling results indicate higher-than-average gold values in the southern extension of the San Matias vein, as well as in the Graham and Dulce Anna veins. Intriguingly, surface elevations in this anomalous area are 500-600 meters above sea level; 200-300 meters above the top of the Productive Interval. Additionally, a number of north-northwest striking extensional veins, similar to the structure that hosts the Minita resource, have been identified within this anomalous area. Drill testing of these new North District vein targets has commenced.

La Calera Project

Pacific Rim has released the results from the first 25 holes drilled on the La Calera gold project. La Calera was initially targeted as a high-grade, vein-hosted epithermal system similar to the Company’s nearby El Dorado project. As the drill program progressed, however, results indicate that the La Calera project represents a lower grade, potentially bulk-mineable gold target, with local high-grade gold intercepts.

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	Gold (g/t)
PLC03-001	Rosa West	295939 / 519174	70/50	0.0 12.65 39.4	6.8 28.7 48.6	6.8 16.05 9.2	1.34 1.3 1.03
PLC03-002	Rosa West	295923 / 519136	70/50	6.0 21.10 59.5 102.7	7.50 24.0 66.15 104.10	1.50 2.90 6.65 1.40	1.9 4.5 5.23 1.17
PLC03-003	Rosa West	295901 / 519085	70/50	9.0 42.0 81.0 118.4 197.40	10.50 60.0 82.50 122.95 198.80	1.50 18.0 1.50 4.55 1.40	1.29 1.22 1.60 2.34 1.0
PLC03-004	Rosa West	295842 / 519173	70/60	0.0 35.95 80.70 95.50	0.85 38.55 83.65 97.0	0.85 2.60 2.95 1.50	1.27 2.89 1.06 1.78
PLC03-005	Rosa West	295837 / 519174	250/79	7.40 36.45 65.20 81.10	11.35 48.35 78.40 119.20	3.95 11.90 13.20 38.10	0.92 6.64 2.75 4.66
PLC03-006	Rosa	295988 / 519358	250/60	52.05	67.75	15.70	0.95
PLC03-007	Rosa	295881 / 519381	250/60	37.35	50.7	13.35	2.49
PLC03-008	Rosa	295745 / 519388	250/50	14.0	27.35	13.35	3.07
PLC03-009	Rosa West	295692 / 519218	70/50	0.0 57.6 72.25 82.85	4.50 59.05 73.60 91.90	4.50 1.45 1.35 9.05	1.69 1.14 1.10 2.48
PLC03-010	Rosa West	295806 / 5191017	80/65	108.15	110.30	2.15	1.57
PLC03-011	Rosa West	295815 / 519106	70/70	71.70 85.75 122.7	74.05 89.05 151.05	2.35 3.30 28.35	1.92 1.58 2.05
PLC03-012	Rosa West	295727 / 519173	70/70	0.0 58.10 114.15	5.50 60.60 116.20	5.50 2.50 2.05	4.63 9.50 1.68

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	Gold (g/t)
				130.55	134.90	4.35	0.98
PLC03-013	Rosa	295417 / 519555	252/50	77.95	98.15	20.2	2.13
PLC03-014	El Calichal	295436 / 519134	70/60	32.75 60.90 65.50	37.95 61.75 67.95	5.20 0.85 2.45	8.26 15.0 13.22
PLC03-015	Rosa	295959 / 519449	235/65	175.05	194.3	19.25	0.93
PLC03-016	Rosa West	296067 / 519083	250/60	30.55 37.85	32.15 51.80	1.60 13.95	1.13 2.66
PLC03-017	Rosa West	296061 / 519057	70/60	36.0 70.7	51.25 88.4	15.25 17.7	1.29 2.38
PLC03-018	El Calichal	295411 / 519036	68/55	No Significant Intercepts
PLC03-019	Rosa	295541 / 519499	250/50	61.20	63.20	2.0	1.45
PLC03-020	Rosa	296204 / 519238	220/60	79.2	97.0	17.8	2.54
PLC03-020	Rosa	296204 / 519238	220/60	130.55	139.20	8.65	0.92
PLC03-021	El Calichal	295288 / 519152	40/55	97.55	103.35	5.8	1.59
PLC03-022	Rosa West	295704 / 519100	70/60	122.50 203.35	125.60 206.5	3.10 3.15	0.93 0.97
PLC03-023	Rosa West	295881 / 519196	70/55	1.25 12.40 101.0	8.45 14.30 105.8	7.20 1.90 4.8	3.96 2.40 2.35
PLC03-024	Rosa West	296137 / 518978	60/55	102.1 113.20 130.70	107.2 114.20 144.20	5.1 1.0 13.50	1.77 1.27 1.24
PLC03-025	El Calichal	295630 / 519073	250/55	31.10 95.85	33.05 97.0	1.95 1.15	2.76 2.66
Results are based on a cutoff grade of 0.62 g/t gold (typical of the cutoff grade required for a bulk-mineable operation)

Where exposed, the La Calera epithermal system, comprises two parallel, mineralized structures (Rosa and Rosa West). Both structures appear to persist under post-mineral cover that obscures their exposure to the north. Pacific Rim intends to conduct geologic mapping and geophysical surveys to trace these structures further along their strike under the post-mineral cover. The width and continuity of the mineralization in both the Rosa and Rosa West structures indicates a potentially bulk-mineable gold target at La Calera, although the project’s viability will depend on increasing the size of the mineralized bodies. Upon completion of the surface work, Pacific Rim intends to resume drill testing of the La Calera project utilizing a reverse circulation drill rig, a more cost effective technique for shallow drilling.

Rawhide Mine, Nevada

Crushing and stacking of the ore stockpiles at the Denton-Rawhide gold mine was completed in May 2003. After eliminating non cash-items, actual cash outlays per ounce of gold produced have therefore been significantly reduced. Production rates have stabilized from their decline reported by the Company in late 2002 (see Pacific Rim’s second quarterly report of fiscal 2003 dated December 28, 2002) and efforts are being made to improve recoveries further. During the quarter, the Denton-Rawhide mine generated sufficient cash flow to fully fund its portion of current closure activities as well as the Company’s El Salvadoran exploration activities undertaken during the period.

The Denton-Rawhide mine is now in the residual leach phase, during which cash outlays for production, of approximately $125 / oz, are limited to the pumping and processing of leach fluids.

Residual leaching is expected to continue through 2004 and beyond, and result in significantly increased cash flow to Pacific Rim.

Management’s Discussion and Analysis of Financial Results and Operating Results

1st Quarter ended July 31, 2003 and 2002. All currency amounts are expressed in United States dollars unless otherwise stated.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the three months ended July 31, 2003 (“the quarter”). This discussion is limited to matters pertaining to the Company’s financial results for the three months ended July 31, 2003 that, in the opinion of the Company, are material. For discussion of previous quarterly results reference should be made to the duly filed reports for those periods.

Financial Performance and Liquidity

Financial Results of Operations

The Company realized a net loss for the three months ended July 31, 2003 of $1.3 million or $0.02 per share (basic and diluted) compared to a net profit of $0.8 million or $0.01 per share (basic and diluted) for the corresponding period a year earlier. The $2.1 million increase in the quarterly loss for the quarter ended July 31, 2003 compared to the quarter ended July 31, 2002 is mainly due to $ 1.6 million of net gains on the sale of securities received on the sale of the Diablillos property in the 2002 period with no comparable item in 2003, increased mine operating losses of $0.4 million at the Denton-Rawhide mine and an increase in exploration expenditures at the El Dorado property in El Salvador of $0.3 million, all offset by a reduction in general and administrative costs of $0.2 million for the quarter.

Gold and silver sales revenues decreased from $3.2 million for the three months ended July 31, 2002 to $3.0 million for the three months ended July 31, 2003 reflecting significant decreases in gold sales volumes (2003 – 7,500 ozs; 2002 – 9,000 ozs.) related to decreasing gold recoveries at the Denton-Rawhide mine, which have been largely offset by improved gold prices. The average sale price realized for gold sold in the three months ended July 31, 2003 was $362 per ounce compared to $299 per ounce received for gold sold in the three comparable months ended in 2002.

The Company currently has no hedged positions in place. Decisions to hedge are made as a cash-management strategy to guarantee levels of revenue required to fund planned activities, while leaving as much unhedged production as possible available for participation in the risks and rewards of the open market.

Liquidity, Capital Resources and Financial Condition

The current financial statement’s balance sheet format has been altered to display a total value for cash and cash equivalents and bullion of $ 1.8 million at July 31, 2003 ($ 1.7 million - April 30, 2003) reflecting managements’ view that saleable bullion inventory held by a refiner is as readily available to meet short-term liquidity requirements as cash and cash equivalents.

Cash flows for the quarter decreased by $1.2 million compared to the corresponding year earlier quarter, mainly due to a $0.6 million improvement in operating cash flows offset by $1.8 million of cash receipts decreases related to cash receipts from the sale of shares received from the sale of the Diablillos property reported in 2002 with no comparable item in 2003.

During the quarter working capital increased by $0.9 million from $7.6 million at April 30, 2003 to $8.5 million at July 31, 2003 ($10.3 million at July 31, 2002). This increase in working capital stems primarily from a decrease in current liabilities made possible by the increased operating cash flows during the quarter that enabled the Company to reduce accounts payable by $0.4 million and fund $0.9 million of closure expenditures, thereby reducing the current portion of accrued closure costs. Future working capital levels are expected to decrease as gold “heap leach” inventories at the Denton-Rawhide mine are liquidated and cash proceeds are expended on exploration activities, reclamation activities and overhead costs.

The Company received $0.2 million of creditor payment proceeds under the Andacollo (Chile) creditors’ plan in each of the quarters ended July 31, 2003 and July 31, 2002.

Production

Pacific Rim’s share (49%) of metal production at Denton-Rawhide for the quarter ended July 31, 2003 was 8,855 ounces of gold and 76,649 ounces of silver at cash production costs (as calculated using industry standards) of $376 per ounce of gold produced, which includes $250 per ounce of non-cash “heap leach” inventory “drawdown” costs. Production for the comparable quarter of 2002 was 11,134 ounces of gold and 103,170 ounces of silver at cash production costs of $228 per ounce of gold produced. Actual cash expended per ounce of gold produced in the current quarter was $126 per ounce, which when deducted from the $362 per ounce average realized gold sale price provides significant cash margins from operations to fund ongoing exploration, reclamation and overheads.

Gold production levels at the mine in the quarter ended July 31, 2003 are significantly decreased compared to the corresponding quarter of 2002 due to the placing of material on the heap leach pads with slower than expected metal recoveries during the final mining stages. Efforts are being concentrated on improving the metal recoveries during the final stages of leaching. Production rates during the quarter have stabilized and improved from the 7,557 ounces of gold and 69,604 ounces of silver produced in the previous quarter ended April 30, 2003.

Closure expenditures related to severances and reclamation at the Denton-Rawhide mine are accelerating as mining activity ceased in October 2002 and leaching entered its final phase with ore crushing and stacking completed in May 2003. Reclamation closure spending increased from $0.04 million in the comparable quarter ended July 31, 2002 to $0.9 million for the current quarter ended July 31, 2003. Residual leach gold production is expected to continue beyond 2004, and is projected to be a high cash-flow generating period. A closure plan for the Denton-Rawhide mine has been presented to the regulatory authority for review and approval. The Company’s estimated share of future severance and reclamation liabilities at Denton-Rawhide is estimated to be $3.0 million, to be funded out of ongoing operating cash flow from the mine and balances available from the $3.4 million closure fund which have been set aside to date.

Exploration

During the current quarter, the Company’s primary exploration activities continued to focus on mapping and drilling of the El Dorado and La Calera projects in El Salvador. Exploration expenditures for the quarter ended July 31, 2003 were $0.9 million compared to $0.6 million for the comparable quarter ended July 31, 2002. Ongoing exploration will be funded from the Company’s expected share of cash flows generated by the Denton-Rawhide mine.

Outlook

The Company anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2004 with additional production continuing thereafter as long as production costs remain economically viable. Actual cash production costs are expected to continue at or near current levels as residual leaching continues at the mine and costs are limited to the pumping and processing of leaching solutions. Funds will continue to be expended on the Company’s El Salvadoran exploration projects, primarily on the flagship El Dorado gold project. Both step-out and scout drilling are expected to continue throughout the quarter, with an updated resource calculation for the El Dorado project, expected to be completed by mid-November 2003 at the latest.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises all of Pacific Rim Mining Corp.’s exploration work in El Salvador. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Details of the Minita resource estimate are presented in a technical report prepared for Dayton Mining Corporation by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled “Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador”, dated February 8, 2002. Mr. LaCroix’s report is summarized in the Company’s 2003 Annual Information Form, available on SEDAR. A technical report entitled “Review of the Eldorado Project, El Salvador”, prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim, has been filed with SEDAR, in conjunction with and summarized in the Company’s 2003 Annual Information Form. This report outlines the geology and work to date conducted on the El Dorado project in El Salvador.

A technical report entitled “Review of the La Calera Project, El Salvador”, prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim, has been filed with SEDAR, in conjunction with and summarized in the Company’s 2003 Annual Information Form. This report outlines the geology and work to date conducted on the La Calera project in El Salvador.

Forward-Looking Statements

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the results of current exploration activities; the results from future exploration opportunities; significant declines in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.